Change in the Registrant’s Independent Public Accountant

Effective December 29, 2017, the Board of Trustees (the “Board”) of Bancroft Fund Ltd., a Delaware statutory trust (the “Fund”), including a majority of the Independent Trustees, upon recommendation and approval of the Audit Committee, appointed PricewaterhouseCoopers LLP (“PWC”) to serve as the Fund’s independent registered public accounting firm for the fiscal year ending October 31, 2018. PWC replaces Tait, Weller & Baker LLP (“Tait”) in this role. Tait did not resign and did not decline to stand for re-election. The Fund knows of no direct financial or material indirect financial interest of PWC in the Fund.

Tait’s reports on the financial statements of the Fund for the fiscal years ended October 31, 2017 and October 31, 2016 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended October 31, 2017, and October 31, 2016, and the subsequent interim period through December 29, 2017, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Tait on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Tait, would have caused Tait to make reference to the subject matter of the disagreements in connection with their reports on the Fund’s financial statements for such fiscal years.

During the fiscal years ended October 31, 2017, and October 31, 2016, and the subsequent interim period through December 29, 2017, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

During the fiscal years ended October 31, 2017, and October 31, 2016, and the subsequent interim period prior to engaging PWC, neither the Fund, nor anyone on its behalf, consulted with PWC with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might have been rendered on the Fund’s financial statements, and no written report or oral advice was provided that PWC concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

Tait has furnished the Fund with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter, dated October 23, 2019 is attached as Attachment A to this exhibit.

taitweller.com

October 23, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Bancroft Fund LTD. (copy attached), which we understand will be filed with the Securities and Exchange Commission, as part of the Form N-CSR/A of Bancroft Fund LTD. for the year ended October 31, 2018. We agree with the statements concerning our Firm in such Form N-CSR/A.

Very truly yours.

TAIT, WELLER & BAKER LLP

Tait Weller • Philadelphia Office • O: 215.979.8800 • F: 215.979.8811 • Two Liberty Place • 50 S. 16th Street • Suite 2900 • Philadelphia, PA 19102-2529